Exhibit 99.1

CANARC RESOURCE CORP.

Second Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three and Six Months ended June 30, 2018

(Unaudited – Prepared by Management)

Notice of No Auditor Review of
Unaudited Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canarc Resource Corp. (the “Company”) for the three and six months ended June 30, 2018 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors. The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

CANARC RESOURCE CORP.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

		June 30,	December 31,
	Notes	2018	2017

ASSETS

CURRENT ASSETS
Cash		$3,034	$4,304
Marketable securities	8	1,065	787
Receivables and prepaids	14	121	100
Loan receivable	6	195	-
Total Current Assets		4,415	5,191

NON-CURRENT ASSETS
Mineral property interests	7, 9	14,115	14,465
Equipment	10	91	107
Total Non-Current Assets		14,206	14,572
Total Assets		$18,621	$19,763

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	14	$186	$158
Flow through premium liability	11(a)	47	54
Deferred royalty liability, current	7 and 11(b)	35	35
Total Current Liabilities		268	247

LONG TERM LIABILITIES
Deferred royalty liability, long term	7 and 11(b)	151	136
Total Liabilities		419	383

SHAREHOLDERS' EQUITY
Share capital	12(b) and (c)	66,321	66,328
Reserve for share-based payments		997	1,101
Accumulated other comprehensive loss		(2,845)	(1,995)
Deficit		(46,271)	(46,054)
Total Shareholders' Equity		18,202	19,380
Total Liabilities and Shareholders' Equity		$18,621	$19,763

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian
Director	Director

CANARC RESOURCE CORP.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars, except per share amounts)

		Three Months ended June 30,		Six Months ended June 30,
	Notes	2018	2017	2018	2017

Expenses:
Amortization	10	$7	$-	$12	$-
Corporate development	13	5	12	11	51
Employee and director remuneration	14	298	89	427	560
General and administrative	13, 14	52	66	97	99
Shareholder relations		16	43	39	125
Share-based payments	12(d), 14	28	215	57	244

Loss before the undernoted		(406)	(425)	(643)	(1,079)

Interest income		13	12	22	26
Foreign exchange gain (loss)		1	-	7	(11)
Change in fair value of marketable securities	8	113	(18)	34	(103)
Interest and finance charges	11(b)	(8)	-	(16)	-
Recovery of loan receivable	6	-	-	220	-
Write-off of mineral property interest	9(a)(iii)	-	(38)	-	(38)

Net loss before income tax		(287)	(469)	(376)	(1,205)

Income tax recovery	11(a)	3	-	3	-

Net loss for the period		(284)	(469)	(373)	(1,205)

Other comprehensive (loss) income:
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		(356)	402	(850)	589

Comprehensive loss for the period		$(640)	$(67)	$(1,223)	$(616)

Basic and diluted loss per share:		$-	$-	$-	$(0.01)

Weighted average number of shares outstanding		218,670,397	219,890,263	218,745,741	218,455,497

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income(Loss)	Deficit	Total

Balance, December 31, 2016	217,189,597	$66,210	$759	$(3,269)	$(44,093)	$19,607
Private placement, net of share issue costs	3,846,154	274	-	-	-	274
Common share buy-back under normal course issuer bid (Note 12(b))	(2,558,500)	(168)	-	-	-	(168)
Exercise of share appreciation rights	301,893	23	(23)	-	-	-
Share-based payments	-	-	366	-	-	366
Cancellation and expiration of stock options	-	-	(12)	-	12	-
Finders fee warrants	-	(11)	11	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	1,274	(13)	1,261
Net loss for the year	-	-	-	-	(1,960)	(1,960)
Balance, December 31, 2017	218,779,144	66,328	1,101	(1,995)	(46,054)	19,380
Common share buy-back under normal course issuer bid (Note 12(b))	(109,000)	(7)	-	-	-	(7)
Cancellation and expiration of stock options	-	-	(161)	-	161	-
Share-based payments	-	-	57	-	-	57
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	(850)	(5)	(855)
Net loss for the period	-	-	-	-	(373)	(373)
Balance, June 30, 2018	218,670,144	$66,321	$997	$(2,845)	$(46,271)	$18,202

Balance, December 31, 2016	217,189,597	$66,210	$759	$(3,269)	$(44,093)	$19,607
Private placement, net of share issue costs	3,846,154	313	-	-	-	313
Common share buy-back under normal course issuer bid (Note 12(b))	(562,500)	(40)	-	-	-	(40)
Exercise of share appreciation rights	301,893	23	(24)	-	1	-
Share issuance expense	-	(38)	-	-	-	(38)
Share-based payments	-	-	244	-	-	244
Cancellation and expiration of stock options	-	-	(15)	-	15	-
Finders fee warrants	-	(11)	11	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	589	(13)	576
Net loss for the period	-	-	-	-	(1,205)	(1,205)
Balance, June 30, 2017	220,775,144	$66,457	$975	$(2,680)	$(45,295)	$19,457

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

	Three Months ended June 30,		Six Months ended June 30,
	2018	2017	2018	2017

Cash provided from (used by):

Operations:
Net loss	$(284)	$(469)	$(373)	$(1,205)
Items not involving cash:
Accrued interest	8	-	16	-
Amortization	7	-	12	-
Share-based payments	28	215	57	244
Change in fair value of marketable securities	(113)	18	(34)	103
Income tax recovery	(3)	-	(3)	-
Recovery of promissory note receivable	-	-	(220)	-
Write off of mineral property interest	-	36	-	36
	(357)	(200)	(545)	(822)
Changes in non-cash working capital items:
Receivables and prepaids	(33)	21	(26)	(36)
Accounts payable and accrued liabilities	144	14	79	28
Net cash used by operating activities	(246)	(165)	(492)	(830)

Financing:
Issuance of common shares, net of share issuance costs	-	334	-	332
Share buyback under normal course issuer bid	(2)	(3)	(7)	(40)
Cash (used by) provided from financing activities	(2)	331	(7)	292

Investing:
Expenditures for mineral properties, net of recoveries	(214)	8	(284)	(1,967)
Acquisition of marketable securities	4	-	(293)	-
Proceeds from disposition of marketable securities	-	74	-	74
Proceeds from promissory note receivable	-	-	25	-
Expenditures for leasehold improvements and equipment	-	(114)	-	(114)
Cash used by investing activities	(210)	(32)	(552)	(2,007)

Unrealized foreign exchange gain (loss) on cash	(87)	-	(219)	-

(Decrease) increase in cash	(545)	134	(1,270)	(2,545)
Cash, beginning of period	3,579	5,400	4,304	8,079

Cash, end of period	$3,034	$5,534	$3,034	$5,534

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

	Three Months ended June 30,		Six Months ended June 30,
	2018	2017	2018	2017

Non-cash financing and investing activities:

Fair values of:
Share appreciation rights	$-	$3	$-	$23
Finders fee warrants	-	11	-	11

Cancellation/expiration of stock options	161	14	161	15

Income taxes paid	-	-	-	-

Interest paid	-	-	-	-

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.
Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $373,000 for the six months ended June 30, 2018 (June 30, 2017 - $1.2 million) and has a deficit of $46.3 million as at June 30, 2018 (December 31, 2017 - $46.1 million). In addition, the Company has negative cash flows from operations. These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.
Basis of Presentation

(a)
Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017. The Company has consistently applied the same accounting policies for all periods as presented. Certain of the prior periods’ comparative figures may have been reclassified to conform to the presentation adopted in the current period.

(b)
Approval of condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 10, 2018.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(c)
Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)
Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•
Monetary assets and liabilities at the exchange rate at the condensed consolidated interim statement of financial position date;
•
Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•
Shareholders’ equity items at historical exchange rates; and
•
Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive loss are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)
Critical accounting estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(e)
Critical accounting estimates and judgements: (continued)

The Company applies judgment in assessing the functional currency of each entity consolidated in these condensed consolidated interim financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

In the acquisition of American Innovative Minerals, LLC (“AIM”) in March 2017, judgement was required to determine if the acquisitions represented either a business combination or an asset purchase. More specifically, management concluded that AIM did not represent a business as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill recognized in the transaction and acquisition costs were capitalized to the assets purchased rather than expensed. The fair values of the net assets acquired were determined using estimates and judgements. (Note 7).

Judgment is applied in determining whether disposal groups or cash generating unit represent a component of the entity, the results of which should be recorded in discontinued operations in the condensed consolidated interim statements of comprehensive income (loss) and cash flows.

(f)
New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The Company is currently assessing the impact of these future standards on the condensed consolidated interim financial statements.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

The following standards will become effective in future periods:

(i)
IFRS 16 Leases

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease.

The main features of the new standard are as follows:

●
An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
●
A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.
●
A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.
●
A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.
●
A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.
●
A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Applicable to the Company’s annual period beginning January 1, 2019.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(ii)
Annual Improvements to IFRS Standards 2014–2016 Cycle

The following standards have been revised to incorporate amendments issued by the IASB in December 2016:

●
IFRS 1 First-time Adoption of International Financial Reporting Standards – The amendments remove some short-term exemptions for first-time adopters.
●
IFRS 12 Disclosure of Interests in Other Entities – The amendments clarify that the disclosure requirements in the standard apply to interests in entities within the scope of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.
●
IAS 28 Investments in Associates and Joint Ventures – The amendments clarify that the election available to some types of investment entities to measure investees at fair value through profit or loss at initial recognition is applied on an investment-by-investment basis. The amendments also clarify that an entity that is not an investment entity decides on an investment-by-investment basis whether to retain the fair value measurements applied by its associates and joint ventures that are investment entities.

Applicable to the Company’s annual period beginning January 1, 2018.

(iii)
Classification and Measurement of Share-based Payment Transactions
(Amendments to IFRS 2 Share-based Payment)

The amendments provide guidance on the accounting for:

●
the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
●
share-based payment transactions with a net settlement feature for withholding tax obligations; and
●
a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

Applicable to the Company’s annual period beginning January 1, 2018.

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(iv)
IFRS 9 Financial Instruments

IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 9 Reassessment of Embedded Derivatives.

The main features introduced by this new standard compared with predecessor IFRS are as follows:

●
Classification and measurement of financial assets:
Debt instruments are classified and measured on the basis of the entity's business model for managing the asset and its contractual cash flow characteristics as either: “amortized cost”, “fair value through other comprehensive income”, or “fair value through profit or loss” (default). Equity instruments are classified and measured as “fair value through profit or loss” unless upon initial recognition elected to be classified as “fair value through other comprehensive income”.

●
Classification and measurement of financial liabilities:
When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the entity’s own credit risk is recognized in other comprehensive income (as opposed to previously profit or loss). This change may be adopted early in isolation of the remainder of IFRS 9.

●
Impairment of financial assets:
An expected credit loss impairment model replaced the incurred loss model and is applied to financial assets at “amortized cost” or “fair value through other comprehensive income”, lease receivables, contract assets or loan commitments and financial guarantee contracts. An entity recognizes twelve-month expected credit losses if the credit risk of a financial instrument has not increased significantly since initial recognition and lifetime expected credit losses otherwise.

●
Hedge accounting:
Hedge accounting remains a choice, however, is now available for a broader range of hedging strategies. Voluntary termination of a hedging relationship is no longer permitted. Effectiveness testing now needs to be performed prospectively only. Entities may elect to continue to applying IAS 39 hedge accounting on adoption of IFRS 9 (until the IASB has completed its separate project on the accounting for open portfolios and macro hedging).

Applicable to the Company’s annual period beginning January 1, 2018. The Company has not fully assessed the impact of IFRS 9 on its condensed consolidated interim financial statements.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

(a)
Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. and AIM. The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)
Financial instruments:

The Company classifies its financial assets in the following categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

The Company classifies its financial liabilities in the following categories: FVTPL and other financial liabilities.

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(c)
Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(c)
Mineral property interests: (continued)

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale of property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

4.
Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. Recently the Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2018.

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk

The Company has classified its cash as financial assets at FVTPL; marketable securities as held for trading financial assets at FVTPL; receivables as loans and receivables; accounts payable and accrued liabilities, flow through premium liability and deferred royalty liability as other financial liabilities.

The Company’s investment in shares of Aztec Metals Corp., a company sharing one common director, (“AzMet”) is classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet which have $Nil book value.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Flow through premium liability at initial recognition is measured using Level 1 inputs, and deferred royalty liability using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)
Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)
Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at June 30, 2018, the Company had a working capital of $4.1 million (December 31, 2017 – $4.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2018.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(b)
Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the deferred royalty payments (Notes 7 and 11(b)) as at June 30, 2018:

	Payments due by Period
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Deferred royalty payments	$390	$35	$105	$105	$145

Total	$390	$35	$105	$105	$145

Accounts payable and accrued liabilities are due in less than 90 days.

(c)
Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)
Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s condensed consolidated interim statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	June 30,	December 31,
	2018	2017

Cash	$3,011	$4,118
Marketable securities	1,065	787
Receivables	121	100
Accounts payable and accrued liabilities	(181)	(104)
Flow through premium liability	(47)	(54)

Net financial assets (liabilities)	$3,969	$4,847

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(c)
Market risk: (continued)

(i)
Foreign currency risk: (continued)

Based upon the above net exposure as at June 30, 2018 and assuming all other variables remain constant, a 10% (December 31, 2017 - 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $397,000 (December 31, 2017 - $727,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii)
Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end.

(iii)
Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at June 30, 2018 and assuming all other variables remain constant, a net increase or decrease of 70% (December 31, 2017 - 60%) in the market prices of the underlying securities would increase or decrease net loss by $746,000 (December 31, 2017 - $472,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on February 7, 2018. In June 2018, the normal course issuer bid was again adopted whereby the Company may acquire up to 10.9 million common shares of the Company. The cash consideration paid for any such purchases would have been subject to fluctuations in the market price of its common shares. (Note 12(b))

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.
Promissory Note Receivable

Pursuant to an agreement in July 2014, the Company advanced a promissory note loan of $200,000, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest bore an interest rate of 14%. In September 2014, the Company advanced further funds of $20,000. In December 2014, the promissory note receivable along with accrued interest was determined to be impaired as collectability was doubtful, and was written off. In 2016, the Company received notice for the distribution of funds from the bankruptcy estate in which funds of $10,000 were received in 2017. On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 will be repaid in full in 2018 as follows:

Date	Amount

February 14, 2018 (received)	$25
June 30, 2018 (received in July 2018)	25
September 30, 2018	85
December 31, 2018	85
$220

7.
Acquisition of American Innovative Minerals, LLC

On March 20, 2017, the Company entered into and closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah for a total cash purchase price of $2 million and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement and a remaining balance of $390,000 remains payable as at June 30, 2018 of which $35,000 was paid in July 2018. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

The Membership Agreement was considered to be outside the scope of IFRS 3 Business Combinations since AIM did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Acquisition of American Innovative Minerals, LLC (continued)

The following table sets forth an allocation of the purchase price to assets acquired and liabilities assumed, based on their fair values at the date of acquisition in March 2017:

American Innovative Minerals, LLC

Assets:
Mineral property interests	$2,183

Total	$2,183

Consideration paid for AIM in March 2017:

Cash	$2,000
Obligation for deferred royalty payments	183

Total consideration	$2,183

8.
Marketable Securities

	June 30,	December 31,
	2018	2017

Balance, begin of period	$787	$955
Investment in held for trading securities	293	175
Disposition of held for trading securities at fair value	-	(104)
Impairment of held for trading securities at fair value	(93)	-
Change in fair value of marketable securities	126	(293)
Foreign currency translation adjustment	(48)	54
Balance, end of period	$1,065	$787

The quoted market value and fair value of shares of companies was $1.1 million at June 30, 2018 (December 31, 2017 - $787,000).

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Mineral Property Interests

	British Columbia (Canada)			USA
	New Polaris	Windfall Hills	FG Gold	Fondaway Canyon
	(Note 9(a)(i))	(Note 9(a)(ii))	(Note 9(a)(iii))	(Notes 7 and 9(b))	Total

Acquisition Costs:

Balance, December 31, 2016	$3,858	$349	$19	$-	$4,226
Acquisition of subsidiary	-	-	-	2,183	2,183
Additions, net of recoveries	6	-	28	44	78
Foreign currency translation adjustment	11	25	1	(54)	(17)
Write off	-	-	(48)	-	(48)
Balance, December 31, 2017	3,875	374	-	2,173	6,422
Additions, net of recoveries	6	-	-	3	9
Foreign currency translation adjustment	(8)	(16)	-	(103)	(127)
Balance, June 30, 2018	$3,873	$358	$-	$2,073	$6,304

Deferred Exploration Expenditures:

Balance, December 31, 2016	$5,817	$447	$6	$-	$6,270
Additions, net of recoveries	27	44	14	1,090	1,175
Foreign currency translation adjustment	587	31	1	-	619
Write off	-	-	(21)	-	(21)
Balance, December 31, 2017	6,431	522	-	1,090	8,043
Additions, net of recoveries	65	25	-	185	275
Foreign currency translation adjustment	(431)	(25)	-	(51)	(507)
Balance, June 30, 2018	$6,065	$522	$-	$1,224	$7,811

Mineral property interests:
Balance, December 31, 2017	$10,306	$896	$-	$3,263	$14,465
Balance, June 30, 2018	9,938	880	-	3,297	14,115

Canarc Resource Corp.	Page 20

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Mineral Property Interests (continued)

(a)
Canada:

(i)
New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at June 30, 2018 include a reclamation bond for $191,000 (December 31, 2017 - $200,000).

On February 24, 2015, the Company entered into a Pre-Development and Earn-In Binding Agreement with PanTerra Gold (British Columbia) Limited, a wholly-owned subsidiary of PanTerra Gold Limited, (“PanTerra”). PanTerra had a 30-month option to earn a 50% interest in the New Polaris project by spending a total of CAD$10 million in three stages of predevelopment activities including metallurgical test work, drilling, detailed mine planning, tailings dam design, environmental permitting, and completion of a definitive feasibility study. In September 2016, PanTerra provided 30-day notice of its intent to withdraw from the first option of the agreement, which agreement was effectively terminated on October 22, 2016.

(ii)
Windfall Hills:

In April 2013, the Company entered into a property purchase agreement with Atna Resources Ltd. (“Atna”) whereby the Company acquired a 100% undivided interest in the Uduk Lake properties by the issuance of 1,500,000 common shares at a fair value of CAD$0.10 per share, honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting Atna a 3% NSR production royalty.

In April 2013, the Company entered into a property purchase agreement whereby the Company acquired a 100% undivided interest in the Dunn properties by the issuance of 500,000 common shares at a fair value of CAD$0.10 per share and granting the vendor a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)
FG Gold:

On August 24, 2016, the Company entered into a property option agreement with Eureka Resources, Inc., (“Eureka”) which closed on October 12, 2016. In consideration for the grant of the property option agreement, the Company issued 250,000 common shares at a value of CAD$0.10 per share to Eureka, and subscribed to Eureka’s private placement for 750,000 units at a price of CAD$0.14 per unit for a total of CAD$105,000; each unit was comprised of one common share of Eureka and one-half of one common share purchase warrant with an exercise price of CAD$0.20 and expiry date of September 9, 2018. The Company can earn up to a 75% interest in the FG gold property in two stages.

Canarc Resource Corp.	Page 21

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Mineral Property Interests (continued)

(a)
Canada: (continued)

(iii)
FG Gold: (continued)

In the first stage, the Company can earn an initial 51% interest over three years by:
-
incurring CAD$1.5 million in exploration expenditures with an annual minimum of CAD$500,000;
-
issuing 750,000 common shares in three annual tranches of 250,000 shares; and
-
paying 50% of the annual BC mineral exploration tax credits (“BC METC”) claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

In the second stage, the Company can earn an additional 24% interest for a total interest of 75% over the following two years by:
-
incurring CAD$1.5 million in exploration expenditures;
-
issuing 1.5 million common shares in two annual tranches of 750,000 shares; and
-
paying the greater of: (i) CAD$75,000 and (ii) 50% of the annual BC METC claimed by the Company to Eureka to an aggregate maximum exploration expenditure of CAD$1.5 million.

If the Company failed to satisfy the consideration necessary to exercise the second stage, then a joint venture would be deemed to have formed with the Company having a 51% interest and Eureka with a 49% interest.

In 2017, the Company terminated the property option agreement with Eureka and wrote off the FG Gold project.

(iv)
Eskay Creek property (British Columbia, Canada)

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property. The Company wrote off the property in 2005.

(b)
United States:

On March 20, 2017, the Company closed the Membership Agreement with AMI whereby the Company acquired 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah for a total purchase price of $2.2 million (Note 7). Certain of the mineral properties are subject to royalties.

Canarc Resource Corp.	Page 22

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Mineral Property Interests (continued)

(c)
Expenditure options:

As at June 30, 2018, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CAD$000)	(US$000)	(US$000)

New Polaris (Note 9(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon (Notes 7 and 9(b)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 9(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$2,500	$35	150,000

(1)
Advance royalty payments of $390,000 remain payable as at June 30, 2018 with annual payments of $35,000 in which a cash payment of $35,000 was made in July 2018.

(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.
These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(d)
Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Canarc Resource Corp.	Page 23

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Mineral Property Interests (continued)

(e)
Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(f)
Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canarc Resource Corp.	Page 24

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Equipment

	Leasehold	Office Furnishings
	Improvements	and Equipment	Total
Cost:
Balance, December 31, 2016	$-	$8	$8
Acquisitions	90	31	121
Write-off	-	(8)	(8)
Balance, December 31, 2017	90	31	121
Foreign currency translation adjustment	(3)	(1)	(4)
Balance, June 30, 2018	87	30	117

Accumulated amortization:
Balance, December 31, 2016	$-	$7	$7
Amortization	10	4	14
Write-off	-	(7)	(7)
Balance, December 31, 2017	10	4	14
Amortization	9	3	12
Foreign currency translation adjustment	-	-	-
Balance, June 30, 2018	19	7	26

Net book value:
Balance, December 31, 2017	$80	$27	$107
Balance, June 30, 2018	$68	$23	$91

11.
Flow Through Premium Liability and Deferred Royalty Liability

NaN)
Flow Through Premium Liability

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. (Note 12(c)).

Balance, December 31, 2016	$-
Add:
Excess of subscription price over fair value of flow through common shares	57
Foreign currency translation adjustment	4
Less:
Income tax recovery	(7)

Balance, December 31, 2017	54
Less:
Income tax recovery	(3)
Foreign currency translation adjustment	(4)

Balance, June 30, 2018	$47

Canarc Resource Corp.	Page 25

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Flow Through Premium Liability and Deferred Royalty Liability (continued)

(b)
Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project which was acquired in March 2017 has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out in full; an advance royalty payment of $35,000 was made in July 2018. A balance of $425,000 was remaining upon the closing of the Membership Agreement. (Note 7).

Deferred Royalty
Liability

Balance, December 31, 2016	$-
Add:
Obligation for advance royalty payments	183
Interest	23
Less:
Advance royalty payment	(35)

Balance, December 31, 2017	171
Add:
Interest	16
Less:
Foreign currency translation adjustment	(1)

Balance, June 30, 2018	$186

12.
Share Capital

(a)
Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)
Normal course issuer bid:

In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on February 8, 2017 and terminated on February 7, 2018, or on such earlier date as the bid was completed. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. In January 2018, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share, all of which were cancelled in February 2018.

Canarc Resource Corp.	Page 26

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.
Share Capital (continued)

(b)
Normal course issuer bid: (continued)

In June 2018, the Company again proceeded with a normal course issuer bid which received regulatory approval to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid is effective on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the bid is completed. The actual number of common shares purchased under the bid and the timing of any such purchases is at the Company’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. The Company shall pay the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company will be cancelled. In June 2018, the Company purchased 23,000 shares for CAD$1,505 with an average price of CAD$0.065 per share. Subsequent to June 30, 2018, a further 65,000 common shares for CAD$3,250 were purchased at an average price of CAD$0.05 per share. The cancellation of these shares will be completed in due course.

(c)
Issued:

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares at a fair value of CAD$0.10 per share. In May 2017, stock options for 132,500 common shares were cancelled for the exercise of share appreciation rights for 29,166 common shares at a fair value of CAD$0.10 per share.

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. Finder fees were comprised of CAD$32,500 in cash and 250,000 warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until April 21, 2019.

(d)
Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 44,261,695 common shares which was increased from 18,888,434 common shares at the Company’s Annual and Special Meeting held on June 2, 2017. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

Canarc Resource Corp.	Page 27

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.
Share Capital (continued)

(d)
Stock option plan: (continued)

The continuity of outstanding stock options for the six months ended June 30, 2018 is as follows:

	June 30, 2018
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	19,357,500	$0.08
Granted	3,250,000	$0.08
Forfeited	(1,012,500)	$0.09
Cancelled and expired	(1,445,000)	$0.08
Outstanding balance, end of period	20,150,000	$0.08

The following table summarizes information about stock options exercisable and outstanding at June 30, 2018:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	June 30, 2018	(Number of Years)	(CAD$)	June 30, 2018	(Number of Years)	(CAD$)

$0.10	3,600,000	1.05	$0.10	3,600,000	1.05	$0.10
$0.06	5,300,000	2.44	$0.06	5,300,000	2.44	$0.06
$0.08	4,700,000	3.02	$0.08	4,700,000	3.02	$0.08
$0.10	2,800,000	3.92	$0.10	2,287,500	3.92	$0.10
$0.09	500,000	4.21	$0.09	250,000	4.21	$0.09
$0.08	3,250,000	5.00	$0.08	650,000	5.00	$0.08
	20,150,000	2.99	$0.08	16,787,500	2.63	$0.08

During the six months ended June 30, 2018, the Company recognized share-based payments of $57,000 (June 30, 2017 - $244,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Directors and officers	$28	$213	$57	$242
Employees	-	2	-	2

	$28	$215	$57	$244

Canarc Resource Corp.	Page 28

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12. Share Capital (continued)

(d) Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	June 30,
	2018	2017

Number of stock options granted	3,250,000	3,100,000
Fair value of stock options granted (CAD$)	$0.04	$0.09

Market price of shares on grant date (CAD$)	$0.06	$0.10
Pre-vest forfeiture rate	16.59%	15.50%
Risk-free interest rate	2.02%	0.83%
Expected dividend yield	0%	0%
Expected stock price volatility	120.48%	134.30%
Expected option life in years	4.24	4.04

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares. In May 2017, stock options for 132,500 common shares were cancelled for the exercise of share appreciation rights for 29,166 common shares.

On June 2, 2017, the Company’s Board of Directors provided for the full vesting of 2.25 million performance based stock options which were granted in July 2016 and which have an exercise price of CAD$0.08 and an expiry date of July 7, 2021.

In fiscal 2017, the Company granted the following stock options:
- 3,100,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 2, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and
- 500,000 stock options to an employee with an exercise price of CAD$0.09 and an expiry date of September 13, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;

In June 2018, the Company granted 3,250,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 29, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

Canarc Resource Corp.	Page 29

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12. Share Capital (continued)

(e) Warrants:

At June 30, 2018, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2017	Issued	Exercised	Expired	June 30, 2018

$0.10	July 31, 2018 (1), (7)	8,450,000	-	-	-	8,450,000

$0.15	September 18, 2018 (1)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (1), (2)	661,718	-	-	-	661,718

$0.15	October 3, 2018 (1)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (1), (3)	60,725	-	-	-	60,725

$0.08	September 21, 2018	5,332,776	-	-	-	5,332,776

$0.08	September 21, 2018 (4)	536,511	-	-	-	536,511

$0.12	March 3, 2019	8,852,576	-	-	-	8,852,576

$0.12	March 14, 2019	2,497,222	-	-	-	2,497,222

$0.12	March 14, 2019 (5)	155,556	-	-	-	155,556

$0.12	April 21, 2019 (6)	250,000	-	-	-	250,000

		36,204,889	-	-	-	36,204,889

(1)
On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(2)
As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

Canarc Resource Corp.	Page 30

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12. Share Capital (continued)

(e) Warrants: (continued)

(3) As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4) As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(5) As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(6) As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(7) On July 14, 2017, the Company extended the term of the expiry period of the warrants by one year from July 31, 2017 to July 31, 2018, which expired unexercised.

(f) Common shares reserved for issuance as at June 30, 2018:

Number of Shares

Stock options (Note 12(d))	20,150,000
Warrants (Note 12(e))	36,204,889

Common shares reserved for issuance	56,354,889

Canarc Resource Corp.	Page 31

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13. Corporate Development and General and Administrative

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Corporate Development:
Geology and advisory	$-	$8	$-	$31
Legal and sundry	-	-	-	5
Travel and transportation	5	4	11	15
	$5	$12	$11	$51

General and Administrative:
Accounting and audit	$-	$1	$(3)	$1
Legal	6	9	17	11
Office and sundry	16	11	29	27
Regulatory	14	37	20	44
Rent	16	8	34	16
	$52	$66	$97	$99

Canarc Resource Corp.	Page 32

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the six months ended June 30, 2018 and 2017:

			Net balance receivable (payable)
	Six months ended June 30,		June 30,	December 31,
	2018	2017	2018	2017

Key management compensation:
Executive salaries and remuneration (1)	$278	$462	$-	$-
Severance	186	-	(91)	-
Directors fees	15	93	(8)	(2)
Share-based payments	57	242	-	-
	$536	$797	$(99)	$(2)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$2	$(18)	$2	$1

(1) Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2) The companies include Aztec Minerals Corp. Endeavour Silver Corp., and AzMet which share a common director.

The above transactions are incurred in the normal course of business.

15. Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	June 30, 2018			December 31, 2017
	Canada	U.S.	Total	Canada	U.S.	Total

Mineral property interests	10,818	3,297	14,115	11,202	3,263	14,465
Equipment	91	-	91	107	-	107

Canarc Resource Corp.	Page 33

CANARC RESOURCE CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months ended June 30, 2018
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16. Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at June 30, 2018, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2018	$23
2019	46
2020	47
2021	48
2022	28

$192

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $390,000 remains payable as at June 30, 2018 in which $35,000 was paid in July 2018. (Note 7).

Canarc Resource Corp.	Page 34

CORPORATE INFORMATION

HEAD OFFICE
#810 – 625 Howe Street

Vancouver, BC, Canada, V6C 2T6

Telephone: (604) 685-9700

Facsimile: (604) 685-9744

Website:  www.canarc.net

DIRECTORS
Bradford Cooke

Martin Burian

Deepak Malhotra

Scott Eldridge

Kai Hoffmann

OFFICERS
Bradford Cooke ~ Chief Executive Officer (Interim)

Garry Biles ~ President and Chief Operating Officer

Philip Yee ~ Chief Financial Officer and Corporate Secretary (Interim)

REGISTRAR AND
Computershare Investor Services Inc.
TRANSFER AGENT
3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS
Smythe LLP

7th Floor, 355 Burrard Street

Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND
Maxis Law Corporation
REGISTERED OFFICE
#910 – 800 West Pender Street

Vancouver, BC, Canada, V6C 2V6

SHARES LISTED
Trading Symbols

TSX: CCM

OTC-QB: CRCUF

DBFrankfurt: CAN

Canarc Resource Corp.	Page 35